Contact

www.linkedin.com/in/joseph-r-saviano-1393aa11 (LinkedIn)

Top Skills

Venture Capital
Strategy
Mergers & Acquisitions

Joseph R. Saviano

Founder & Managing Partner at Dot Capital
New York, New York, United States

Experience

Data2Go Wireless

Chairman of the Board
June 2023 - Present (4 months)

Dot Capital

Founder & Managing Partner
January 2013 - Present (10 years 9 months)
Greater New York City Area

Dot Capital manages alternative assets through venture capital funds focused on the emerging leaders in wireless applications, software-as-a-service, online marketing, digital media & Internet infrastructure.

Blue Wire

2 years 10 months

Chief Financial Officer
February 2023 - Present (8 months)
New York, New York, United States

Member Board Of Directors
December 2020 - Present (2 years 10 months)

Baker Capital

26 years 4 months

Acting CFO and Consultant
January 2013 - Present (10 years 9 months)

Chief Financial Officer and Partner
June 1997 - December 2012 (15 years 7 months)

HANZO

Member of the Board of Directors
May 2019 - Present (4 years 5 months)

Angel Round Capital Fund

Chairman of the Executive Committee
June 2010 - Present (13 years 4 months)

Zytara Inc.
Member Board Of Directors
January 2021 - July 2023 (2 years 7 months)

Authoriti
Member Board Of Directors
September 2019 - December 2021 (2 years 4 months)

IMGN Media
Member of Board
May 2018 - August 2020 (2 years 4 months)

StatSocial
Member of Board of Directors
2012 - April 2019 (7 years)

Console (formerly IIX Inc.)
Board of Director
August 2013 - August 2017 (4 years 1 month)
San Francisco Bay Area

HumandDemand, Inc.
Board of Director
January 2012 - August 2014 (2 years 8 months)

Apollo Global Management Inc.
Controller
June 1992 - June 1996 (4 years 1 month)
Purchase

Bear Stearns & Co.
Sales and trading
August 1988 - June 1992 (3 years 11 months)
NYC

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Education

Fordham University

Master of Business Administration (MBA), Accounting

Lehigh University

Bachelor of Science - BS, Finance, General